5/1/02

219

Aladdin®

SECURING THE GLOBAL VILLAGE

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of May , 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Aladdin®
SECURING THE GLOBAL VILLAGE

On May 8, 2002, Aladdin Knowledge Systems Ltd. (the "Registrant") issued the press release, which is filed as Exhibit 1 to this Report on Form 6-K and is hereby incorporated by reference.

Exhibit 1 Copy of the Press Release of the Registrant.

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Aladdin®
SECURING THE GLOBAL VILLAGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd.
(Registrant)

By: /s/ Erez Rosen
Name: Erez Rosen
Title: CFO

Date: May 8, 2002

Aladdin®
SECURING THE GLOBAL VILLAGE

519

Exhibit 1

69

Aladdin Knowledge Systems

PRESS RELEASE

Press Contact:
www.eAladdin.com
Matthew Zintel
Aladdin Knowledge Systems
Matthew.Zintel@eAladdin.com
847.818.3800 x 4020

Investor Relations Contact:
Adam J. Rosen
KCSA Worldwide
arosen@kcsa.com
212.896.1220

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Best-Ever First Quarter Sales

CHICAGO and TEL AVIV, ISRAEL, May 8, 2002 – Aladdin Knowledge Systems (NASDAQ: ALDN) today announced financial results for the quarter ended March 31, 2002.

Revenues for the first quarter were $12.54 million, compared with revenues of $12.32 million for the first quarter of 2001. The first quarter resulted in a net loss of $(332,000), or $(0.03) per basic and diluted share, based on 11,242,000 basic and diluted shares outstanding, compared with a net loss of $(509,000), or $(0.04) per basic and diluted share, based on 11,322,000 basic and diluted shares outstanding for the first quarter of 2001.

Cash and cash equivalents for the first quarter were $12.282 million, up slightly from the $12,206 million reported in the previous quarter.

Commenting on the first quarter results, Yanki Margalit, Chief Executive Officer and Chairman of Aladdin, said, "We are pleased that our persistent efforts have enabled us to achieve a best-ever level of sales for a first quarter in Company history. This is even more meaningful as it comes right on the heels of our record fourth quarter of 2001. These results, which followed a series of mostly difficult quarters, indicate that the series of efficiency measures we have made are bearing fruit.

Mr. Margalit continued, “We are experiencing a continued increase in the demand for Aladdin’s award-winning eSafe and eToken Internet security solutions, resulting in growth in relatively new products. I am pleased to report that the integration of the technology acquired from Preview Systems is now complete, a milestone marked by our announcement last week of Privilege SCP 5.0, a software commerce platform that allows developers to easily protect, distribute and sell software over the Internet. This advanced solution further strengthens Aladdin’s position as a leading provider of electronic software distribution. We continue to pursue several excellent opportunities and hope to be able to announce these in the near future.”

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin’s products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin’s Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement

Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

# # #

Aladdin Knowledge Systems Ltd.

Summary of unaudited results

Consolidated Statement of Income

(U.S. dollars, in thousands – except for per-share amount)

	Three months ended March 31	
	2002	2001
Sales	12,542	12,328
Cost of sales	2,509	2,761
Gross profit	10,033	9,567
Research & development	3,341	2,995
Selling & marketing	5,272	5,352
General & administrative	1,251	1,350
Write off of Intangible assets	-	585
	9,864	10,282
Operating income (loss)	169	(715)
Financial income (expenses), net	(39)	388
Other income (expenses)	-	1
Income (loss) before taxes	130	(326)
Taxes on income	117	50
	13	(375)
Equity in loss of affiliate, net of taxes	345	134
Net (loss)	(332)	(509)
Basic loss per share	(0.03)	(0.04)
Diluted losses per share	(0.03)	(0.04)
Weighted average number of shares outstanding for Basic EPS	11,242	11,322
Weighted average number of shares outstanding for Diluted EPS	11242	11,322

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Aladdin Knowledge Systems Ltd.

Balance Sheets

(U.S. dollars, in thousands)

	March 31, 2002	**March 31, 2001**
Assets		
Current assets:		
Cash & cash equivalents	12,282	17,581
Marketable securities	1,662	9,304
Other accounts receivable	10,950	13,883
Inventories	6,803	6,049
	31,697	**46,817**
Fixed assets, net	4,222	4,557
Other long term assets, net	15,855	19,197
	51,774	**70,571**
Current liabilities:		
Other current liabilities	7,158	11,475
Accrued severance pay	2,458	2,143
Shareholders Equity	42,158	56,953
	51,774	**70,571**